GALIANO GOLD ANNOUNCES INCLUSION IN THE GDXJ

Vancouver, British Columbia, March 17, 2026 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce its inclusion in the VanEck Junior Gold Miners ETF ("GDXJ"), following the GDXJ's most recent semi-annual review and rebalancing, with the change taking effect at the close of markets on March 20, 2026.

The GDXJ is one of the most widely followed exchange-traded funds in the precious metals sector, offering investors a way to gain exposure to a global basket of junior and mid-tier gold and silver producers, developers, and explorers.

"Inclusion in the GDXJ represents a meaningful milestone for Galiano and reflects the hard work and dedication of our team in advancing the Company," said Matt Badylak, President and CEO of Galiano Gold. "We believe Galiano's addition to the GDXJ will enhance our profile, expand access to a broader investor base as we continue our momentum, execute our organic production profile and create long-term value for our shareholder."

For more information on the GDXJ, please visit: https://www.vaneck.com/us/en/investments/junior-gold-miners-etf-gdxj.

Contact Information

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns and operates the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to statements regarding the Company's expectations and timing with respect to inclusion in the GDXJ and its impact on raising the Company's profile with passive investors and enhancing trading liquidity.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.